UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 26, 2026

Nebius Group N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated August 26, 2026, announcing the results of the matters proposed at the Nebius Group N.V. (the “Company”) Annual General Meeting of Shareholders.

INDEX TO EXHIBITS

99.1	Press release dated August 26, 2026, announcing the results of the matters proposed at the Company’s Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: August 26, 2026	By:	/s/ Nathalie Van Wiggen
Nathalie van Wiggen
Company Secretary